UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	$	$	$	$
Revenue	277,823	287,656	279,062	249,072
Cost of sales	220,027	231,015	221,719	194,625
Gross profit	57,796	56,641	57,343	54,447
Gross margin	20.8%	19.7%	20.5%	21.9%
Selling, general and administrative expenses	32,683	31,460	34,230	27,653
Research expenses	3,168	2,644	2,926	3,233
	35,851	34,104	37,156	30,886
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	21,945	22,537	20,187	23,561
Manufacturing facility closures, restructuring and other related charges (recoveries)	304	1,583	5,777	(407)
Operating profit	21,641	20,954	14,410	23,968
Finance costs (income)
Interest	7,693	6,713	3,952	3,945
Other (income) expense	(655)	2,854	(1,497)	1,328
	7,038	9,567	2,455	5,273
Earnings before income tax expense (benefit)	14,603	11,387	11,955	18,695
Income tax expense (benefit)
Current	1,175	(323)	(496)	765
Deferred	2,896	1,093	2,742	2,901
	4,071	770	2,246	3,666
Net earnings	10,532	10,617	9,709	15,029
Net earnings (loss) attributable to:
Company shareholders	10,491	10,634	9,663	15,097
Non-controlling interests	41	(17)	46	(68)
	10,532	10,617	9,709	15,029
Earnings per share attributable to Company shareholders
Basic	0.18	0.18	0.16	0.26
Diluted	0.18	0.18	0.16	0.26
Weighted average number of common shares outstanding
Basic	58,652,366	58,831,432	58,817,410	58,811,586
Diluted	58,924,107	59,055,824	59,081,293	59,103,899

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	$	$	$	$
Revenue	237,229	237,404	243,444	210,158
Cost of sales	186,777	183,381	192,575	162,783
Gross profit	50,452	54,023	50,869	47,375
Gross margin	21.3%	22.8%	20.9%	22.5%
Selling, general and administrative expenses	29,123	34,125	18,776	28,717
Research expenses	3,221	2,889	3,091	2,643
	32,344	37,014	21,867	31,360
Operating profit before manufacturing facility closures, restructuring and other related charges	18,108	17,009	29,002	16,015
Manufacturing facility closures, restructuring and other related charges	107	466	216	410
Operating profit	18,001	16,543	28,786	15,605
Finance costs (income)
Interest	2,462	2,525	2,290	1,283
Other expense (income), net	1,125	(4,693)	593	274
	3,587	(2,168)	2,883	1,557
Earnings before income tax expense (benefit)	14,414	18,711	25,903	14,048
Income tax expense (benefit)
Current	988	(1,064)	2,253	2,753
Deferred	2,132	(1,405)	4,378	1,222
	3,120	(2,469)	6,631	3,975
Net earnings	11,294	21,180	19,272	10,073
Net earnings (loss) attributable to:
Company shareholders	11,359	21,319	19,244	10,199
Non-controlling interests	(65)	(139)	28	(126)
	11,294	21,180	19,272	10,073
Earnings per share attributable to Company shareholders
Basic	0.19	0.36	0.33	0.17
Diluted	0.19	0.36	0.32	0.17
Weighted average number of common shares outstanding
Basic	58,801,327	58,831,518	59,171,255	59,153,920
Diluted	59,146,693	59,154,509	59,527,823	59,557,443

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 8, 2019, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2019 and 2018 (“Financial Statements”) and “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” located in the Company’s annual report on Form 20-F for the year ended December 31, 2018 and the other statements contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.
Overview

The Company reported a 17.1% increase in revenue for the first quarter of 2019 compared to the first quarter of 2018. The increase in revenue for the first quarter of 2019 compared to the first quarter of 2018 was primarily due to the Polyair,(1) Maiweave(2), and Airtrax(3) acquisitions.
Gross margin decreased to 20.8% in the first quarter of 2019 compared to 21.3% in the first quarter of 2018 primarily due to the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix. These unfavourable impacts were partially offset by an increase in spread between selling prices and combined raw material and freight costs.

Net earnings attributable to the Company's shareholders ("IPG Net Earnings") for the first quarter of 2019 decreased to $10.5 million ($0.18 basic and diluted earnings per share) from $11.4 million for the first quarter of 2018 ($0.19 basic and diluted earnings per share). The decrease was primarily due to (i) an increase in selling, general and administrative expenses ("SG&A") mainly due to additional SG&A from the Polyair and Maiweave acquisitions, partially offset by a decrease in share-based compensation, (ii) an increase in finance costs mainly due to higher average debt outstanding from borrowings related to the Polyair Acquisition and greenfield manufacturing facilities in India and higher average cost of debt, including the impact of the Senior Unsecured Notes(4), and (iii) an increase in income tax expense. These unfavourable impacts were partially offset by an increase in gross profit.

Adjusted net earnings(5) for the first quarter of 2019 decreased to $12.2 million ($0.21 basic and diluted adjusted earnings per share)(5) from $13.2 million ($0.22 basic and diluted adjusted earnings per share) for the same period in 2018. The decrease was primarily due to increases in (i) SG&A, (ii) finance costs and (iii) income tax expense. These unfavourable impacts are partially offset by an increase in gross profit.
Adjusted EBITDA(5) for the first quarter of 2019 increased to $38.3 million from $30.2 million for the first quarter of 2018 primarily due to (i) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions, (ii) organic growth in gross profit, and (iii) the favourable impact of operating lease payments totalling $1.7 million that were capitalized in the first quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

(1)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(2)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(3)
"Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018.

(4)	"Senior Unsecured Notes" refers to the private placement of $250 million in senior unsecured notes due October 15, 2026.

(5)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.
Other Highlights:

Cantech Acquisition Synergies

The Company intends to close its Montreal, Quebec manufacturing facility and transfer production to its other existing manufacturing facilities by the end of 2019. The Company estimates these changes will generate annual cost savings of between $1.0 and $1.5 million by the end of 2020. These synergies were included in the previous estimate of total annual synergies gained from the acquisition of Canadian Technical Tape Ltd. ("Cantech") of between $3.5 and $6.0 million by the end of 2019 and the Company remains confident in this range. The Montreal, Quebec manufacturing facility is one of the oldest facilities in the Company's portfolio of production facilities and would otherwise require significant capital investment to make all necessary upgrades critical to operations.

As a result of the closure, the Company expects to record an estimated one-time charge of approximately $1.5 million in the second quarter of 2019, primarily for non-cash impairments of property, plant and equipment and inventory. The Company expects to incur total estimated cash costs of approximately $2.5 million in 2019 as it relates to plant closure.

Integration of Other Acquisitions

The integrations of Polyair and Maiweave are proceeding as planned. The Company has made significant achievements on the Polyair cost synergies and remains focused on cross-selling opportunities which are expected to ramp up more gradually than the cost synergies.

Indian Greenfield Manufacturing Facilities

The Company has successfully commercialized woven products production and completed the commissioning phase at the Capstone greenfield manufacturing facility in India. The Company is ramping up production in this manufacturing facility and transiting product to our North American manufacturing facilities for use in production and order fulfillment. Given the extended supply chain, the Company does not expect the associated contribution to results to begin until the second half of 2019. Minimal expenditures remain and total project expenditures are expected to be at the lower end of the $28 to $32 million range at completion.

The Company is on track to commercialize certain tape products in the Powerband greenfield manufacturing facility in the first half of this year and the commissioning of production processes is expected to be completed by the end of 2019. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to occur gradually later in 2019 and into 2020. As a result, the Company does not expect sales from this manufacturing facility to make a significant contribution to results in 2019. In addition, the Company has increased the expected total project expenditure range to $21 to $23 million from the original estimate of $18 to $20 million to accommodate some equipment modification costs as well as some additional commissioning costs and capitalized interest.

Dividend Declaration

On May 8, 2019, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 28, 2019 to shareholders of record at the close of business on June 14, 2019.
Outlook
The Company's expectations for the fiscal year are as follows:

•
Revenue in 2019 is expected to be between $1,180 and $1,220 million, excluding the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is expected to be between $164 and $174 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be two thirds of the income tax expense in 2019, due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act related to intercompany debt.

Results of Operations
Revenue
Revenue for the first quarter of 2019 totalled $277.8 million, a $40.6 million or 17.1% increase from $237.2 million for the first quarter of 2018, primarily due to:

•	Additional revenue of $40.8 million from the Polyair, Maiweave, and Airtrax acquisitions; and

•	The impact of higher selling prices of approximately $2.9 million primarily in certain tape products.

Partially offset by:

•	An unfavourable foreign exchange impact of $2.0 million; and

•
A decrease in volume/mix of approximately 0.5% or $1.1 million. The Company experienced continued growth in water-activated tape, certain carton sealing tapes, woven products and films which are each product categories directly related to our recent investments. This growth was offset by a decline in a retail tape product line and lower sales in certain tape products caused by variations in the timing of orders related to pricing movements.

Gross Profit and Gross Margin
Gross profit totalled $57.8 million for the first quarter of 2019, a $7.3 million or 14.6% increase from $50.5 million for the first quarter of 2018. Gross margin was 20.8% in the first quarter of 2019 and 21.3% in the first quarter of 2018.

•
Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, additional gross profit from the Polyair and Airtrax acquisitions, and an increase in sales volume. These favourable impacts were partially offset by an unfavourable product mix.

•
Gross margin decreased primarily due to the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix. These unfavourable impacts were partially offset by an increase in spread between selling prices and combined raw material and freight costs.

Selling, General and Administrative Expenses
SG&A for the first quarter of 2019 totalled $32.7 million, a $3.6 million or 12.2% increase from $29.1 million for the first quarter of 2018. The increase was primarily due to additional SG&A from the Polyair and Maiweave acquisitions, partially offset by a decrease in share-based compensation driven primarily by the cancellation of cash-settled awards that did not meet performance criteria at settlement.
The following table presents M&A Costs included in SG&A:

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
M&A Costs included in SG&A	1.6	1.5
Finance Costs
Finance costs for the first quarter of 2019 totalled $7.0 million, a $3.5 million increase from $3.6 million in the first quarter of 2018, primarily due to an increase in interest expense, partially offset by foreign exchange gains in the first quarter of 2019 compared to foreign exchange losses in the first quarter of 2018. The increase in interest expense was primarily due to (i) higher average debt outstanding due to additional borrowings related to the Polyair Acquisition in August 2018 and an increase in Indian Rupee ("INR") denominated borrowings to support investments in greenfield manufacturing facilities in India, (ii) higher average cost of debt as a result of the Senior Unsecured Notes issued in October, 2018, bearing interest at a rate of 7.00% per annum and (iii) incremental interest from operating leases capitalized in accordance with new lease accounting guidance implemented on January 1, 2019.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Income tax expense	4.1	3.1
Earnings before income tax expense	14.6	14.4
Effective tax rate	27.9%	21.6%

The increase in the effective tax rate in the three months ended March 31, 2019 as compared to the same period in 2018 was primarily due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act related to intercompany debt and an unfavourable change in the mix of earnings between jurisdictions.
IPG Net Earnings
IPG Net Earnings for the first quarter of 2019 totalled $10.5 million, a $0.9 million decrease from $11.4 million for the first quarter of 2018. The decrease was primarily due to increases in (i) SG&A, (ii) finance costs and (iii) income tax expense. These unfavourable impacts were partially offset by an increase in gross profit.
Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss)" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
IPG Net Earnings	10.5	11.4
Manufacturing facility closures, restructuring and other related charges	0.3	0.1
M&A Costs	3.0	1.5
Share-based compensation (benefit) expense	(1.4)	0.4
Impairment of long-lived assets and other assets	—	0.0
Loss on disposal of property, plant and equipment	0.1	0.1
Income tax effect of these items	(0.3)	(0.3)
Adjusted net earnings	12.2	13.2

IPG Net Earnings per share
Basic	0.18	0.19
Diluted	0.18	0.19

Adjusted earnings per share
Basic	0.21	0.22
Diluted	0.21	0.22

Weighted average number of common shares outstanding
Basic	58,652,366	58,801,327
Diluted	58,924,107	59,146,693
Adjusted net earnings totalled $12.2 million for the first quarter of 2019, a $1.0 million or 7.4% decrease from $13.2 million for the first quarter of 2018, primarily due to increases in (i) SG&A, (ii) finance costs and (iii) income tax expense. These unfavourable impacts are partially offset by an increase in gross profit.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Net earnings	10.5	11.3
Interest and other finance costs	7.0	3.6
Income tax expense	4.1	3.1
Depreciation and amortization	14.7	10.1
EBITDA	36.3	28.1
Manufacturing facility closures, restructuring and other related charges	0.3	0.1
M&A Costs	3.0	1.5
Share-based compensation (benefit) expense	(1.4)	0.4
Impairment of long-lived assets and other assets	—	0.0
Loss on disposal of property, plant and equipment	0.1	0.1
Adjusted EBITDA	38.3	30.2
Adjusted EBITDA totalled $38.3 million for the first quarter of 2019, an $8.1 million or 26.7% increase from $30.2 million for the first quarter of 2018. The increase was primarily due to (i) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions, (ii) organic growth in gross profit, and (iii) the favourable impact of operating lease payments totalling $1.7 million that were capitalized in the first quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2018 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2018 (“2018 MD&A”).
Working Capital

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced toward the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 73 for the first quarter of 2019 from 67 for the first quarter of 2018. Inventories increased $15.1 million to $205.8 million as of March 31, 2019 from $190.7 million as of December 31, 2018, primarily due to favourable plant performance resulting in higher than planned inventory levels, as well as planned inventory builds related to the ramp up of the woven products greenfield manufacturing facility in India and transitions from the Johnson City, TN facility closure.

The calculations are shown in the following table:

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Cost of sales (1)	$220.0	$231.0	$186.8
Days in period	90	92	90
Cost of sales per day (1)	$2.4	$2.5	$2.1
Average inventory (1)	$177.8	$166.0	$139.2
Days inventory	73	66	67
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies

(1)	In millions of US dollars

The Company uses Days Sales Outstanding (“DSO”) to measure the performance of its trade receivables. DSO increased to 43 in the first quarter of 2019 from 42 in the first quarter of 2018. Trade receivables increased $5.0 million to $134.2 million as of March 31, 2019 from $129.3 million as of December 31, 2018, primarily due to the timing of revenue invoiced later in the first quarter of 2019 as compared to the fourth quarter of 2018.
The calculations are shown in the following tables:

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Revenue (1)	$277.8	$287.7	$237.2
Days in period	90	92	90
Revenue per day (1)	$3.1	$3.1	$2.6
Trade receivables (1)	$134.2	$129.3	$111.3
DSO	43	41	42
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of US dollars
Accounts payable and accrued liabilities decreased $32.5 million to $122.3 million as of March 31, 2019 from $154.8 million as of December 31, 2018, primarily due to a reduction in payables resulting from the timing of payments for inventory as well as SG&A, including annual payments made in 2019 for 2018 liabilities mainly related to variable compensation and volume rebates provided to customers.
Liquidity and Borrowings
Senior Unsecured Notes
The Company's $250 million Senior Unsecured Notes due October 15, 2026, bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. As of March 31, 2019, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.3 million net of $4.7 million in unamortized debt issue costs).
2018 Credit Facility
The Company has a five-year $600.0 million credit facility ("2018 Credit Facility") comprised of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio (150 basis points as of March 31, 2019 and 250 basis points as of December 31, 2018).
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.72 and 6.44, respectively, as of March 31, 2019. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended March 31, 2019.

As of March 31, 2019, the 2018 Term Loan's outstanding principal balance amounted to $192.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $70.0 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $262.5 million (net outstanding principal balance of $260.3 million, net of unamortized debt issue costs of $2.2 million). Standby letters of credit totalled $7.4 million resulting in total utilization under the 2018 Credit Facility of $269.8 million. Accordingly, unused availability under the 2018 Credit Facility as of March 31, 2019 amounted to $322.7 million.

Other Borrowings

As of March 31, 2019, the Company's credit facilities denominated in Indian Rupee ("INR") had a gross outstanding balance of INR 1,854.6 million ($26.6 million) and net outstanding balance of INR 1,849.7 million ($26.5 million), net of unamortized debt issue costs of INR 4.9 million ($0.1 million). Including INR 36.4 million ($0.5 million) in standby letters of credit, total utilization under these credit facilities amounted to INR 1,891.0 million ($27.1 million). Accordingly, unused availability under these credit facilities as of March 31, 2019 amounted to INR 366.8 million ($5.3 million). All availability was uncommitted.
Liquidity
The Company relies upon cash flows from operations and funds available under its borrowings to meet working capital requirements, as well as to fund capital expenditures, business acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate activities.
The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the borrowings may be used, as needed, to fund more significant strategic initiatives.
As of March 31, 2019, the Company had $10.9 million of cash and $328.0 million of loan availability (comprised of committed funding of $322.7 million and uncommitted funding of $5.3 million), yielding total cash and loan availability of $338.8 million compared to total cash and loan availability of $393.9 million as of December 31, 2018.
Cash Flows

Cash flows from operating activities increased in the first quarter of 2019 by $1.6 million to an outflow of $18.5 million from an outflow of $20.1 million in the first quarter of 2018 primarily due to (i) a smaller increase in inventory and (ii) an increase in gross profit, largely offset by a larger decrease in accounts payable in the first quarter of 2019. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.
Cash flows used for investing activities decreased slightly in the first quarter of 2019 by $0.1 million to $18.4 million from $18.6 million in the first quarter of 2018.
Cash flows from financing activities decreased in the first quarter of 2019 by $6.3 million to an inflow of $29.1 million from an inflow of $35.5 million in the first quarter of 2018 primarily due to a decrease in net borrowings to meet working capital needs.
The Company is including free cash flows (a non-GAAP financial measure as defined and reconciled below) because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as detailed in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are proportionately higher in the second, third and fourth quarters of the year relative to the first quarter in line with required working capital investments discussed in the section entitled "Working Capital" above.
Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the first quarter of 2019 by $2.2 million to negative $36.3 million from negative $38.5 million in the first quarter of 2018 primarily due to a decrease in capital expenditures and increase in cash flows from operating activities. Included in free cash flows in the first quarter of 2019 was the favourable impact of operating lease payments totalling $1.7 million that are now presented in cash flows from financing activities in accordance with new lease accounting guidance implemented on January 1, 2019.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Cash flows from operating activities	(18.5)	(20.1)
Less purchases of property, plant and equipment	(17.9)	(18.4)
Free cash flows	(36.3)	(38.5)
Capital Resources
Capital expenditures totalled $17.9 million in the three months ended March 31, 2019, and were funded by borrowings and cash flows from operations. The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $11.4 million as of March 31, 2019 that are expected to be paid out in the next twelve months and will be funded by borrowings and cash flows from operations. These capital expenditures and commitments are primarily to support the greenfield manufacturing facilities in India and other strategic and growth initiatives discussed in the section entitled “Capital Resources” in the Company’s December 31, 2018 MD&A.
Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2018 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2018 MD&A.
Capital Stock and Dividends
As of March 31, 2019, there were 58,667,810 common shares of the Company outstanding.
The Company's share-based compensation plans include: stock options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended March 31,
	2019	2018
Equity-settled
Stock options granted (1)	392,986	242,918
Stock options exercised	(17,500)	(7,500)
Cash-settled
DSUs granted	174,426	6,999
PSUs granted	291,905	284,571
PSUs (cancelled)/added by performance factor (2)	(371,158)	—
PSUs settled (2)	—	(217,860)
RSUs granted	120,197	113,047
SARs exercised	—	107,500
Cash settlements (in millions of US dollars)	$—	$5.1

(1)
The Company's Executive Stock Option Plan ("ESOP") adopted in 1992 and last ratified on June 4, 2015 elapsed on June 4, 2018. No further grants of stock options have been made under the ESOP since June 4, 2018. On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan ("2019 ESOP") and on June 6, 2019, shareholders will be asked to approve the plan at the Company's Annual Meeting of Shareholders. As a result, the stock options granted on March 28, 2019 are subject to shareholder approval of the plan and will be cancelled if the plan is not approved.

(2)
The table below provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 14, 2015	March 21, 2018	217,860	100%	217,860
March 21, 2016	March 21, 2019	371,158	—%	—
As of March 31, 2019, $5.7 million was recorded in share-based compensation liabilities, current, and $2.1 million was recorded in share-based compensation liabilities, non-current.

The table below presents the share-based compensation expense (benefit) recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended March 31,
	2019	2018
	$	$
Equity-settled	0.1	0.1
Cash-settled	(1.5)	0.4
Total	(1.4)	0.4
The Company paid cash dividends of $0.14 per common share on March 29, 2019 to shareholders of record at the close of business on March 12, 2019, respectively, for an aggregate amount of $8.2 million.

On May 8, 2019, the Company declared a quarterly cash dividend of $0.14 per common share payable on June 28, 2019 to shareholders of record at the close of business on June 14, 2019.
The dividends paid and payable in 2019 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Under the Company's normal course issuer bid ("NCIB"), the Company is entitled to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over a twelve-month period starting on July 23, 2018 and ending on July 22, 2019. As of March 31, and May 8, 2019, there were 3,782,900 shares remain available for purchase under the NCIB.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The terms of the interest rate swap agreements are as follows as of March 31, 2019:

	Effective Date	Maturity	Notional amount $		Settlement	Fixed interest rate paid %
Qualified cash flow hedges:
	June 8, 2017	June 20, 2022	40.0		Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN 36.0	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60.0		Monthly	2.0450
Non-qualifying cash flow hedges:
	March 18, 2015	November 18, 2019	40.0		Monthly	1.6100

(1)	The notional amount will decrease by 18.0 million Canadian dollars ("CDN") on the 18th of July 2021 and 2022.
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and Canadian dollar current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company's Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The gains related to the Senior Unsecured Notes designated as a hedging instrument in the hedge of a net investment are as follows for the three months ended March 31, 2019 (nil for the three months ended March 31, 2018):

Three months ended March 31,
2019
$
Change in value used for calculating hedge ineffectiveness	5,340
Change in value of hedging instrument recognized in other comprehensive income	4,681
Hedge ineffectiveness recognized in earnings in finance costs in other (income) expense, net	647
Foreign exchange impact recognized in cumulative translation adjustment	12

The change in value used for calculating hedge ineffectiveness related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment is $4.7 million for the three months ended March 31, 2019 (nil for the three months ended March 31, 2018):
The cumulative loss included in the foreign currency translation reserve recognized in other comprehensive income related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the net investment hedge, is $4.7 million for the three months ended March 31, 2019 ($9.4 million as of December 31, 2018).

Legal Matters
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of March 31, 2019.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Company’s Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the Financial Statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the Financial Statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods and (iii) the measurement of lease liabilities under IFRS 16 - Leases, discussed below, which requires judgment as to the certainty of renewal options to be exercised and the discount rates applied. The Financial Statements should be read in conjunction with the Company’s 2018 annual audited consolidated financial statements.
New Standards adopted as of January 1, 2019
IFRS 16 - Leases ("IFRS 16"), which replaced IAS 17 - Leases along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’), introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 became effective for annual reporting periods beginning on or after January 1, 2019. The new standard has been applied using the modified retrospective approach and as a result, prior periods have not been restated. The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019 ("the date of initial application"). For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. The Company has applied recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company has used certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease. The Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of initial application.
The adoption of this new guidance resulted in changes to the balance sheet, including (i) recognition of $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of $31.5 million in lease liabilities included in borrowings, current and non-current, (iii) decrease of $0.1 million in accounts payable and accrued liabilities and (iv) decrease of $0.3 million in other liabilities.

Other pronouncements

In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows.
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. Management is currently assessing but has not yet determined the impact of the Conceptual Framework on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Polyair Acquisition on August 3, 2018, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Polyair, and the Company is currently in the process of evaluating and integrating Polyair's historical internal controls over financial reporting with the Company's. During the three months ended March 31, 2019, other than continuing changes to internal control processes resulting from the Polyair Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of March 31, 2019 did not include the Polyair Acquisition. Polyair is included in the Company’s Financial Statements and represents 18.6% of total assets as of March 31, 2019 and 11.0% of revenues for the three months then ended. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of March 31, 2019 was effective.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2018, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, capital expenditures, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, selling prices, fluctuations in costs, the Company’s closure of its Montreal, Quebec manufacturing facility and the related cost savings, the Company’s cost synergies and cross-selling opportunities from the Polyair Acquisition, the Company’s production at its greenfield manufacturing facilities and the associated contributions, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the expected financial performance and benefits, including annual cost savings and annual synergies, of the acquisitions including the Cantech, Polyair and Maiweave acquisitions; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; anticipated changes in the tax treatment of intercompany debt; availability of funds under the Company’s 2018 Credit Facility; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.